EXHIBIT 99.3

Intellipharmaceutics Announces Second Quarter 2022 Results

Toronto, Ontario July 21, 2022 – Intellipharmaceutics International Inc. (OTCQB: IPCIF and TSX: IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the three and six months ended May 31, 2022. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

•	In February 2022 the Company received marketing approval for the Canadian market from Health Canada (notice of compliance) for generic Pristiq (desvenlafaxine succinate extended-release tablets) in the 50 and 100 mg strengths.

•	In November 2021 the Company received final FDA approval for its Dexmethylphenidate Extended-release Capsules in the 5 mg, 10 mg, 30 mg and 40 mg strengths. The 15 mg and 30 mg strengths were initially approved and commercialized by Par Pharmaceutical Inc. (Par) in November 2013; the additional strengths launched to date were approved in a Par abbreviated new drug application.

Results of Operations

The Company recorded net loss for the three months ended May 31, 2021 of $840,654 or $0.03 per common share, compared with a net loss of $1,000,184 or $0.04 per common share for the three months ended May 31, 2021.

The Company recorded revenues of $Nil for the three months ended May 31, 2022 versus $93,427 for the three months ended May 31, 2021. Such revenues consisted primarily of licensing revenues from commercial sales of the 15, 25, 30 and 35 mg strengths of our generic Focalin XR® under the Par agreement.

Expenditures for R&D were $956,851 for the three months ended May 31, 2022 in comparison to $481,679 for the three months ended May 31, 2021, resulting in an increase of $409,366 compared to the three months ended May 31, 2021. In the three months ended May 31, 2022, we recorded $Nil of expenses for stock-based compensation for R&D employees compared to $1,127 for the three months ended May 31, 2021. After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the three months ended May 31, 2022 were higher by $476,299 compared to the three months ended May 31, 2021.

Selling, general and administrative expenses were $243,501 for the three months ended May 31, 2022 in comparison to $453,219 for the three months ended May 31, 2021, resulting in a decrease of $209,718. The decrease is mainly due to a decrease in administrative costs, a decrease in wages and a decrease in occupancy costs.

 As of May 31, 2022, our cash balance was $372,795. We currently expect to meet our short-term cash requirements from potential revenues from licensing of our approved generic products or other collaborations, other available financing and by cost savings resulting from reduced R&D activities and staffing levels, as well as quarterly profit share from Par. Effective May 5, 2021 our exclusive license agreements with Tris Pharma, Inc. for generic Seroquel XR®, generic Pristiq® and generic Effexor XR® were mutually terminated. Products were never supplied nor distributed under the licenses. Termination of the exclusive agreements may provide opportunity for the Company to explore options of supplying the products to multiple sources on non-exclusive bases. However, there can be no assurance that the products previously licensed to Tris Pharma will be successfully commercialized and produce significant revenues for us. We will need to obtain additional funding to, among other things, further product commercialization activities and development of our product candidates. Potential sources of capital may include, if conditions permit, equity and/or debt financing, payments from licensing and/or development agreements and/or new strategic partnership agreements. There can be no assurance that we will be able to enter into additional collaborations or, if we do, that such arrangements will be commercially viable or beneficial.

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The Company has funded its business activities principally through the issuance of securities, loans from related parties (see “Related Party Transactions” for more information related to the terms of such loans and applicable maturities) and funds from development agreements. There is no certainty that such funding will be available going forward or, if it is, whether it will be sufficient to meet our needs. Our future operations are highly dependent upon our ability to source additional funding to support advancing our product candidate pipeline through continued R&D activities and to expand our operations. Our ultimate success will depend on whether our product candidates are approved by the FDA, Health Canada, or the regulatory authorities of other countries in which our products are proposed to be sold and whether we are able to successfully market our approved products. We cannot be certain that we will receive such regulatory approval for any of our current or future product candidates, that we will reach the level of revenues necessary to achieve and sustain profitability, or that we will secure other capital sources on terms or in amounts sufficient to meet our needs, or at all.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company’s patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Company’s Oxycodone ER based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

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Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations , plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration and risks or uncertainties arising from the delisting of our shares from Nasdaq and our ability to comply with OTCQB and TSX requirements. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, “may”, “will”, “should”, “expects”, “plans”, “plans to”, “anticipates”, “believes”, “estimates”, “predicts”, “confident”, “prospects”, “potential”, “continue”, “intends”, “look forward”, “could”, “would”, “projected”, “goals” ,”set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, , the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, capital availability, the estimated proceeds (and the expected use of any proceeds) we may receive from any offering of our securities, the potential dilutive effects of any future financing, potential liability from and costs of defending pending or future litigation, risks associated with the novel coronavirus (COVID-19) including its impact on our business and operations, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, the timing and amount of profit-share payments from our commercial partners, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property rights for our drug delivery technologies, products and product candidates, recent and future legal developments in the United States and elsewhere that could make it more difficult and costly for us to obtain regulatory approvals for our product candidates and negatively affect the prices we may charge, increased public awareness and government scrutiny of the problems associated with the potential for abuse of opioid based medications, pursuing growth through international operations could strain our resources, our limited manufacturing, sales, marketing and distribution capability and our reliance on third parties for such, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and/or commercial partners with the ability to fund patent litigation and with acceptable product development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and commercial partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays in product approvals that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on sales volume, pricing, rebates and other allowances, the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow, the inability to forecast wholesaler demand and/or wholesaler buying patterns, seasonal fluctuations in the number of prescriptions written for our generic Focalin XR® capsules which may produce substantial fluctuations in revenue, the timing and amount of insurance reimbursement regarding our products, changes in laws and regulations affecting the conditions required by the FDA for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the effect of recent changes in U.S. federal income tax laws, including but not limited to, limitations on the deductibility of business interest, limitations on the use of net operating losses and application of the base erosion minimum tax, on our U.S. corporate income tax burden, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third-party sourced products and materials, challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates, the manufacturing capacity of third-party manufacturers that we may use for our products, potential product liability risks, the recoverability of the cost of any pre-launch inventory, should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues, the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third party manufacturers’ facilities, products and/or businesses, our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates, difficulties, delays or changes in the FDA approval process or test criteria for ANDAs and NDAs, challenges in securing final FDA approval for our product candidates, including our oxycodone hydrochloride extended release tablets product candidate, in particular, if a patent infringement suit is filed against us with respect to any particular product candidates (such as in the case of Oxycodone ER), which could delay the FDA’s final approval of such product candidates, healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates, the risk that the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties and targeting common forms of abuse (oral, intra-nasal and intravenous), risks associated with cyber-security and the potential for vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours, and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to us and our business can be found in the “Risk Factors” section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and F-3 registration statements (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references (i) to “we,” “us,” “our,” “Intellipharmaceutics,” and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries and (ii) in this document to share amounts, per share data, share prices, exercise prices and conversion rates have been adjusted to reflect the effect of the 1-for-10 reverse split which became effective on each of Nasdaq and TSX at the open of market on September 14, 2018. The common shares of the Company are currently traded on the OTCQB and the TSX.

Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue into the future or that any conclusion reached herein will necessarily be indicative of our actual operating results.

The condensed unaudited interim consolidated financial statements, accompanying notes to the condensed unaudited interim consolidated financial statements, and Management Discussion and Analysis for the three and six months ended May 31, 2022 will be accessible on Intellipharmaceutics’ website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

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Intellipharmaceutics International Inc.
Consolidated balance sheets
As at
(Stated in U.S. dollars)
	May 31,	November 30,
	2022	2021
	$	$
Assets
Current
Cash	372,795	771,945
Investment tax credits	268,179	268,179
Prepaid expenses, sundry and other assets	267,313	62,192
	908,287	1,102,316

Property and equipment, net	891,153	994,109
Right-of-use asset	82,143	-
	1,881,583	2,096,425

Liabilities
Current
Accounts payable	4,285,339	3,779,550
Accrued liabilities	2,712,045	2,272,610
Employee costs payable	2,671,154	2,263,944
Operating lease liability	83,185	-
Income tax payable	18,178	18,178
Promissory notes payable	167,693	165,878
Convertible debentures	1,800,000	1,751,483
	11,737,594	10,251,643

Shareholders' deficiency
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
33,092,665 common shares	49,175,630	49,175,630
(November 30, 2020 - 23,678,105)
Additional paid-in capital	44,647,269	44,626,436
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(103,963,331)	(102,241,705)
	(9,856,011)	(8,155,218)
Contingencies
	1,881,583	2,096,425

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Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive loss
For the three and six months ended May 31, 2022 and 2021
(Stated in U.S. dollars)
	Three months ended		Six months ended
	May 31, 2022	May 31, 2021	May 31, 2022	May 31, 2021
	$	$	$	$
Revenue
Licensing	-	93,427	-	93,427
Other revenue	-	-	16,978	-
	-	93,427	16,978	93,427

Cost of good sold
Cost of goods sold	-	-	-	-

Gross Margin	-	93,427	16,978	93,427

Expenses
Research and development	956,851	481,679	1,434,408	1,029,164
Selling, general and administrative	243,501	453,219	504,359	625,265
Depreciation	51,479	65,381	102,957	130,763
	1,251,831	1,000,279	2,041,724	1,785,192

Loss from operations	(1,251,831)	(906,852)	(2,024,746)	(1,691,765)
Net foreign exchange gain	(15,357)	(13,896)	(22,851)	(77,949)
Interest expense	(73,466)	(79,436)	(174,029)	(155,036)
Gain on disposal of assets	500,000	-	500,000	-
Net loss and comprehensive loss	(840,654)	(1,000,184)	(1,721,626)	(1,924,750)

Loss per common share, basic and diluted	(0.03)	(0.04)	(0.05)	(0.07)

Weighted average number of common
shares outstanding, basic and diluted	33,092,665	27,771,392	33,092,665	25,747,239

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Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows
For the three and six months ended May 31, 2022 and 2021
(Stated in U.S. dollars)
	Three months ended		Six months ended
	May 31, 2022	May 31, 2021	May 31, 2022	May 31, 2021
	$	$	$	$
Net loss	(840,654)	(1,000,184)	(1,721,626)	(1,924,750)
Items not affecting cash
Depreciation	51,479	65,381	102,957	130,763
Stock-based compensation	-	1,435	-	11,985
Accreted interest	20,834	26,278	69,351	49,882
Non-cash lease expense	40,582	25,705	(82,143)	62,653
Gain on disposal of assets	(500,000)	-	(500,000)	-
Unrealized foreign exchange loss	629	11,922	1,812	13,683

Change in non-cash operating assets & liabilities
Accounts receivable	37,353	(119,255)	-	447,129
Prepaid expenses, sundry and other assets	40,006	(3,696)	(205,121)	33,938
Accounts payable, accrued liabilities and employee costs payable	851,294	262,254	1,352,435	483,521
Operating lease liability	(40,092)	(33,606)	83,185	(71,947)
Cash flows used in operating activities	(338,569)	(763,766)	(899,150)	(763,143)

Financing activities
Proceeds from private placement financing	-	3,069,448	-	3,069,448
Cost related to private placement	-	(38,220)	-	(38,220)
Cash flows provided from financing activities	-	3,031,228	-	3,031,228

Investing activities
Sale of property and equipment	500,000	-	500,000	-
Cash flows provided from investing activities	500,000	-	500,000	-

Increase(decrease) in cash	161,431	2,267,462	(399,150)	2,268,085
Cash, beginning of period	211,364	202,669	771,945	202,046

Cash, end of period	372,795	2,470,131	372,795	2,470,131

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CONTACT INFORMATION

Company Contact:

Intellipharmaceutics International Inc.

Isa Odidi

Chief Executive Officer

416.798.3001 ext. 102

investors@intellipharmaceutics.com

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